Exhibit (a)(5)(A)
FOR IMMEDIATE RELEASE
RALCORP HOLDINGS COMMENCES CASH TENDER OFFER TO ACQUIRE
CLASS A CONVERTIBLE COMMON STOCK OF
AMERICAN ITALIAN PASTA COMPANY FOR $53.00 PER SHARE
     St. Louis, MO — June 24, 2010 — Ralcorp Holdings, Inc. (NYSE: RAH) (“Ralcorp”) today announced that a wholly-owned subsidiary of Ralcorp has commenced a tender offer to acquire all of the outstanding shares of Class A common stock of American Italian Pasta Company (NASDAQ: AIPC) (“AIPC”) for $53.00 per share in cash (the “Offer”), without interest and less any required withholding tax.
     The Offer is being made pursuant to the terms of the definitive merger agreement entered into between Ralcorp, Excelsior Acquisition Co., a wholly-owned subsidiary of Ralcorp (“Purchaser”), and AIPC on June 20, 2010 (the “Agreement”) and is scheduled to expire at 12:00 midnight, New York City time, on July 22, 2010, unless extended.
     The Board of Directors of AIPC has unanimously determined that the Offer and merger are advisable, fair to and in the best interests of AIPC and its stockholders; approved and declared advisable the merger agreement and the transactions contemplated thereby; and recommended that all stockholders of AIPC accept the Offer and tender their shares of Class A common stock in the Offer.
     There is no financing condition to the Offer. The Offer is subject to the satisfaction of certain conditions set forth in the Agreement, including there being validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of shares of Class A common stock that, together with the shares of Class A common stock then owned by Ralcorp and/or Purchaser, represents a majority of the total number of outstanding shares of AIPC common stock on a fully-diluted basis (assuming conversion or exercise of all derivative securities or other conditions of such derivative securities), regulatory approvals and other customary conditions set forth in the Agreement. Following completion of the Offer, Ralcorp expects to consummate a second-step merger in which all remaining AIPC stockholders will receive the same cash price per share paid in the Offer.
     The complete terms and conditions of the Offer are set forth in the offer to purchase, letter of transmittal and other related materials to be filed by Ralcorp and its subsidiary with the Securities and Exchange Commission (“SEC”) today. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer is to be filed today with the SEC by AIPC. Copies of the offer to purchase, letter of transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Georgeson Inc., the Information Agent for the Offer, at (866) 219-9786 (toll-free) or (212) 440-9800 (collect). The Depositary for the Offer is Computershare Trust Company, N.A., and the Dealer Manager for the Offer is Credit Suisse Securities (USA) LLC.

About Ralcorp Holdings
     Ralcorp produces Post-branded cereals, a variety of value brand and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers, and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Ralcorp’s diversified product mix includes: ready-to-eat and hot cereals; nutritional and cereal bars; snack mixes, corn-based chips and extruded corn snack products; crackers and cookies; snack nuts; chocolate candy; salad dressings; mayonnaise; peanut butter; jams and jellies; syrups; sauces; frozen griddle products including pancakes, waffles, and French toast; frozen biscuits and other frozen pre-baked products such as breads and muffins; and frozen dough for cookies, Danishes, bagels and doughnuts. For more information about Ralcorp, visit the company’s website at www.ralcorp.com.
Important Additional Information
     This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of AIPC. The solicitation and offer to purchase shares of AIPC Class A common stock is being made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents that will be filed today with the SEC by Ralcorp. In addition, AIPC will file with the SEC a tender offer solicitation / recommendation statement on Schedule 14D-9 with respect to the Offer. These documents contain important information, including the terms and conditions of the Offer. Investors and security holders of AIPC Class A common stock are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the Offer.
     Investors and security holders of AIPC common stock can obtain free copies of these materials and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, may be obtained for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 or Ralcorp’s information agent for the Offer, Georgeson Inc., by calling (866) 219-9786 (toll-free) or (212) 440-9800 (collect). The Schedule 14D-9 may be obtained for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.
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Contacts:
Scott D. Monette
Corporate Vice President, Treasurer and
Corporate Development Officer
(314) 877-7113
Matt Pudlowski
Director of Business Development
(314) 877-7091